October 2, 2017

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Select Energy Services, Inc.

Preliminary Information Statement on Schedule 14C

Filed September 8, 2017

File No. 001-38066

Ladies and Gentlemen:

Set forth below are the responses of Select Energy Services, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 28, 2017, with respect to Preliminary Information Statement on Schedule 14C, File No. 001-38066, filed with the Commission on September 8, 2017 (the “Preliminary Information Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Preliminary Information Statement (“Filing No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Filing No. 2 unless otherwise specified.

Preliminary Information Statement on Schedule 14C

Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

Note 3 — Unaudited Pro Forma Condensed Combined Balance Sheet Adjustment, page F-13

1.                                      Revise to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis in connection with the acquisition consistent with FASB ASC 805-30-50-1a. In addition, separately disclose each significant class of intangible asset recognized on a pro forma basis.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Preliminary Information Statement to provide a qualitative description of the factors that make up goodwill. Please see page F-13 of Filing No. 2. In addition, we have separately disclosed each significant class of intangible asset. Please see page F-17 of Filing No. 2.

Securities and Exchange Commission

October 2, 2017

Note 4 — Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments,  page F-17

2.                                      Expand the description for adjustment 4(b) to explain why the Rockwater 144A offering resulted in a reduction to pro forma interest expense.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Preliminary Information Statement to expand the description of adjustment 4(b). Please see page F-19 of Filing No. 2.

3.                                      Revise adjustment 4(g) to disclose the interest rate used to calculate the pro forma impact of the assumed drawdown on your new senior secured credit facility. Include disclosure showing the effect a 1/8 percent variance in interest rates if actual interest rates can vary from those used to calculate the pro forma adjustment.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Preliminary Information Statement to disclose the interest rate used as well as the effect of 1/8 percent variance in interest rates. Please see page F-20 of Filing No. 2.

Note 5 — Items Not Included, page F-21

4.                                      Tell us why adjustments were not made to your pro forma balance sheet related to estimated transaction costs that are both factually supportable and directly attributable to the mergers. Refer to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Preliminary Information Statement accordingly. Please see pages F-15, F-16 and F-21 of Filing No. 2.

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Securities and Exchange Commission

October 2, 2017

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SELECT ENERGY SERVICES, INC.

		By:	/s/ John D. Schmitz
		Name:	John D. Schmitz
		Title:	Chairman and Chief Executive Officer

Enclosures

cc:	David Oelman, Vinson & Elkins L.L.P.
Alan Beck, Vinson & Elkins L.L.P.